Addendum to Form 4 of Cynthia Croatti, November 15, 2005

Explanation of Response:

(1)

The reporting person is a trustee of the Marie Croatti QTIP Trust, which is the direct owner of 2,600,000 shares of Class B Common Stock. The reporting person is also a Director and minority owner of the general partner of The Croatti Family Limited Partnership, which is the direct owner of 2,467,500 shares and 31,750 shares of Class B Common Stock and Common Stock, respectively. The reporting person is the manager of a limited liability company, Trilogy Investment Partners LLC, and a trustee for the following trusts, that, as of the date of filing this report, combined directly own the remainder of the reported securities: The Samuel E. Brown Gallo Trust - 1989, The Nicholas C. Brown Gallo Trust - 1989, the Monica Levenstein Gallo Trust - 1989 and the Lisa Levenstein Gallo Trust - 1989. The reporting person disclaims beneficial ownership of the reported securities, except to the extent of her pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or any other purpose.